Exhibit 1

Stock Purchase Agreement

Article 1 (Purpose)

This Stock Purchase Agreement (the “Agreement”) is made between DGP Co., Ltd. (the “Seller”) and OverdigmK Co., Ltd. (the “Purchaser”) to clearly define the trust between the two parties in connection with the sale of the shares issued by Exicure, Inc. [NASDAQ: XCUR] (the “Company”) owned by the Seller to the Purchaser or any other persons designated by the Purchaser.

Article 2 (Number of Shares Transferred; Purchase Price)

(1)	The number of shares transferred shall be 3,400,000 shares of common stock of the Company (the “Shares”).

(2)	The aggregate purchase price shall be Six Billion Korean Won (KRW 6,000,000,000) (the “Purchase Price”).

Article 3 (Payment of Purchase Price; Share Transfer)

Purchaser shall pay the Purchase Price to Seller, and Seller shall transfer the Shares to Purchaser, in accordance with the following paragraphs:

(1)	Purchase Price : Purchaser shall make the payment of the Purchase Price to the account designated by Seller.

1)	Initial Payment : Six Hundred Million Korean Won (KRW 600,000,000) shall be paid on February 29, 2024.

2)	Balance Payment : Five Billion Four Hundred Million Korean Won (KRW 5,400,000,000) shall be paid by or on June 30, 2024.

(2)

Share Transfer : After receiving the Initial Payment and the Balance Payment, Seller shall transfer to Purchaser the number of Shares proportional to the respective amounts. For the avoidance of doubt, the number of Shares to be transferred after the receipt of the Initial Payment is 340,000 shares of the Company.

(3)	Payment Deadline Extension : Seller and Purchaser may mutually agree to extend the deadline for the payment of the Balance Payment by up to one (1) month.

Article 4 (Termination)

In the event the Purchaser fails to pay the Balance Payment within the payment period specified in Article 3 of this Agreement, this Agreement shall be automatically terminated.

Article 5 (Miscellaneous)

(1)

The Shares being transferred hereunder are “restricted securities” within the meaning of applicable U.S. securities laws and may not be sold or transferred unless registered under U.S. securities laws or an exemption is available. The Purchaser understands and acknowledges that no registration is in effect with respect to any potential sale or transfer, and the exemption for resales provided by Rule 144 under the Securities Act of 1933 is not currently available.

Therefore, the ability to sell or transfer the Shares will be very limited. The Purchaser agrees to the foregoing restrictions and will implement appropriate procedures to prevent the sale or transfer of the Shares in violation of applicable U.S. securities laws.

(2)	In performing this Agreement, Seller and Purchaser shall cooperate with each other based on the principle of good faith and sincerity.

(3)	Unless otherwise agreed, all taxes, public charges, and other costs arising in connection with this Agreement shall be borne by each party.

(4)	Matters not provided for in this Agreement shall be governed by the laws of the Republic of Korea and other relevant regulations.

In witness whereof, this Agreement is made in duplicate, signed and stamped by Seller and Purchaser, with a copy to each party.

2024. 02. 29.

(“Seller”)

Address	:	23, Geurintekeu-ro, Yeonggwang-eup, Yeonggwang-gun, Jeollanam-do, Republic of Korea 57024

Company Name	:	DGP CO., LTD.

Signed By	:	Kyungwon Oh, CEO (DGP corporate seal)

(“Purchaser”)

Address	:	362-37, Toseong-ro, Hyangnam-eup, Hwaseong-si, Gyeonggi-do, Republic of Korea 18624

Company Name	:	OVERDIGMK CO., LTD.

Signed by	:	Cheolsu Kang, CEO (OverdigmK corporate seal)